Exhibit 10.2

July 28, 2009

Mr. Josh Pickus

[address]

Dear Josh:

The purpose of this letter is to amend and restate the provisions of your offer letter with support.com, Inc., a Delaware Corporation (the “Company”) as previously amended and restated on December 23, 2008 (the “Offer Letter”).

The Company is pleased to offer to continue your employment with the Company, effective as of July 27, 2009 on the following terms:

1. Position. You will continue to be employed by the Company as President and Chief Executive Officer, reporting only to the Board of Directors (the “Board”). You will be employed at the Company’s headquarters in Redwood City, California. By signing this letter, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from continuing to perform your duties for the Company.

2. Board Membership. You will continue to serve as a member of the Board. All board members are subject to election and removal by the shareholders of the Company in accordance with the Company’s by-laws and Delaware law.

3. Cash Compensation. Effective July 1, 2009, the Company will pay you a base salary at the rate of $325,000 per year, subject to annual reviews for potential increases at the discretion of the Board of Directors. In addition, you will be eligible to be considered for an incentive bonus for each fiscal year of the Company under the Company’s Executive Incentive Compensation Plan. Effective July 1, 2009, your target incentive is $170,000. Bonuses will be earned based on satisfaction of criteria established by the Company’s Board of Directors. Such criteria shall be based 100% on “management by objective” criteria established and agreed to by you and the Compensation Committee of the Board (the “Compensation Committee”). You may be awarded an incentive bonus in excess of the amount of the target bonus established for you by the Compensation Committee for a particular year based on your performance, as determined in the sole discretion of the Compensation Committee. Any such bonus shall be paid to you within thirty (30) days following the end of the period to which the bonus relates in accordance with the terms of the applicable bonus program; provided that in no event shall any bonus be paid to you earlier than the first day following the end of the period to which the bonus relates or later than March 15 of the year following the year to which the bonus relates. The determinations of the Compensation Committee with respect to your bonus will be final and binding. Your base salary and target bonus shall be reviewed annually by the Compensation Committee.

1900 Seaport Boulevard, 3rd Floor — Redwood City, California 94063

Toll Free: 877-4WEBSPT (877-493-2778) — Local: 650-556-9440 — Fax: 650-556-1195

4. Employee Benefits. As a regular employee of the Company, you shall be eligible to receive all employee benefits, including health care (medical, vision, dental, hospital) and welfare insurance (life, long term disability, short term disability), eligibility to participate in the company’s employee stock purchase plan and 401k plan, and vacation (paid time off) of 20 days per annum. You should note that the Company reserves the right to modify compensation and benefits from time to time, as it deems necessary.

5. Reimbursements. You shall be entitled, in accordance with the Company’s reimbursement policies in effect from time to time, to receive reimbursement from the Company for all business expenses incurred by you in the performance of your duties hereunder, provided you furnish the Company with vouchers, receipts and other details of such expenses in the form required by the Company (“Supporting Documentation”). You must submit the Supporting Documentation for each such expense within sixty (60) days after the later of (i) your incurrence of such expense and (ii) your receipt of the invoice for such expense. If such expense qualifies hereunder for reimbursement, then the Corporation shall reimburse you for that expense within thirty (30) days thereafter. In no event shall any such expense be reimbursed after the close of the calendar year following the calendar year in which that expense is incurred.

The following provisions shall be in effect for any reimbursements to which you become entitled under this Agreement, in order to assure that such reimbursements do not create a deferred compensation arrangement subject to Section 409A of the Code:

(i) The amount of reimbursements to which you may become entitled in any one calendar year shall not affect the amount of expenses eligible for reimbursement hereunder in any other calendar year.

(ii) Your right to reimbursement cannot be liquidated or exchanged for any other benefit or payment.

6. Stock Options.

(a) You were previously granted an option to purchase 1,300,000 shares of the Company’s common stock (the “Standard Grant”) pursuant to the Company’s 2000 Omnibus Equity Incentive Plan (the “Plan”) on April 6, 2006. In addition, on such date you were granted two additional stock options, each for 200,000 shares of the Company’s common stock (the “First Additional Grant” and the “Second Additional Grant,” respectively. The terms of those grants are set forth in the applicable stock option agreements evidencing those grants. For the avoidance of doubt, as of the date of this letter, the price threshold for exercisability of the First Additional Grant has been met. Additionally, the Company has amended the price threshold for exercisability with respect to the Second Additional Grant, from $9.00 to $4.50, and accordingly, as of the date of this letter, the Second Additional Grant is and will be exercisable, to the extent vested, following the date as of which the Fair Market Value of the Company’s Common Stock has first equaled or exceeded $4.50 for 20 consecutive trading days. You have received subsequent equity compensation awards (“Follow-On Grants”), and shall be eligible in the future to receive additional equity compensation awards from time to time in the Compensation Committee’s sole discretion, taking into account performance, overall compensation and such other considerations as the Compensation Committee may deem relevant.

(b) Notwithstanding anything in this agreement, the Plan or the applicable stock option agreements to the contrary, if the Company is subject to a “Change of Control” (for purposes of this Section 6, the term “Change of Control” shall have the meaning assigned to such term in the Plan) before your employment with the Company terminates and you are subject to an Involuntary Termination (as defined in this Offer Letter) within 12 months on or after that Change of Control, then your Standard Grant, First Additional Grant, Second Additional Grant, and all Follow-On Grants will each become 100% vested and exercisable as to all of the shares subject to such options upon such Involuntary Termination (as defined in this Offer Letter). Such consideration shall be in addition to any cash payments to which you may be entitled under the section entitled Severance Pay below.

7. Severance Pay.

(a) If your employment with the Company terminates as a result of an Involuntary Termination prior to a “change in control event” (within the meaning of Treasury Regulation 1.409A-3(i)(5), then, provided you execute and deliver to the Company the Company’s standard General Release and Waiver of Claims Agreement (the “Release”) and that Release becomes effective within thirty (30) days following your termination date in accordance with applicable law, you shall become entitled to receive the following payments as severance pay:

(i) Continued payment of your base salary for a total period of twelve (12) months at the annualized rate in effect for you under Section 3 at the time of your Involuntary Termination. The salary continuation payments shall be made at periodic intervals in accordance with the Company’s payroll practices for salaried employees, beginning on the first pay date within the sixty (60) day period measured from the date you incur a Separation from Service by reason of such termination of employment, that is coincident with or next following the date on which your Release first becomes effective following the expiration of any applicable revocation period. The salary continuation payments to which you become entitled in accordance with this paragraph shall be treated as a right to a series of separate payments for purposes of Section 409A of the Code, and each such payment that becomes due and payable during the period commencing with the date of your Separation from Service and ending on March 15 of the succeeding calendar year is hereby designated a “Short-Term Deferral Payment” and shall be paid during that period.

(ii) A lump sum cash payment in an amount equal to 50% of your target bonus in effect for the fiscal year in which the Involuntary Termination occurs. Such payment shall be made on the Company’s first pay date within the sixty (60) day period measured from the date you incur a Separation from Service by reason of such termination of employment, that is coincident with or next following the date on which your Release first becomes effective following the expiration of any applicable revocation period.

(iii) Should you timely elect under Code Section 4980B to continue health care coverage under the Company’s group health plan for yourself, and/or your eligible dependents following your Involuntary Termination, then the Company shall provide such continued health care coverage for you and your eligible dependents at its sole cost and expense. Such health care coverage at the Company’s expense shall continue until the earliest of (i) the expiration of the twelve (12)-month period measured from the date of your Involuntary Termination, (ii) the first date you are covered under another employer’s heath benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions and (iii) the date you no longer constitute a “Qualified Beneficiary” (as such term is defined in Section 4980B(g) of the Code).

(b) If your employment with the Company terminates as a result of an Involuntary Termination on or within twelve (12) months after a “change in control event” (within the meaning of Treasury Regulation 1.409A-3(i)(5), then, provided you execute and deliver to the Company the Release and that Release becomes effective within thirty (30) days following your termination date in accordance with applicable law, you shall become entitled to receive the following benefits and payments:

(i) The Company shall pay you a lump sum cash severance payment in an amount equal to your then current annual rate of base salary plus 100% of your target bonus for the fiscal year in which you terminate employment. Such severance payment shall be payable in a single lump sum on the first pay date within the sixty (60) day period measured from the date you incur a Separation from Service by reason of such termination of employment, that is coincident with or next following the date on which your Release first becomes effective following the expiration of any applicable revocation period. In no event, however, shall such lump sum payment be made later than the last day of such sixty (60)-day period on which the Release is so effective, unless a further deferral is required pursuant to Section 9.

(ii) Should you timely elect under Code Section 4980B to continue health care coverage under the Company’s group health plan for yourself, and/or your eligible dependents following your Involuntary Termination, then the Company shall provide such continued health care coverage for you and your eligible dependents at its sole cost and expense. Such health care coverage at the Company’s expense shall continue until the earliest of (i) the expiration of the twelve (12)-month period measured from the date of your Involuntary Termination, (ii) the first date you are covered under another employer’s heath benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions and (iii) the date you no longer constitute a “Qualified Beneficiary” (as such term is defined in Section 4980B(g) of the Code).

(c) The term “Involuntary Termination” means either (a) that your employment is terminated by the Company without Cause (as defined below) or (b) that you resign for Good Reason (as defined below). You may terminate your employment hereunder for Good Reason upon satisfaction of the following requirements: (A) notifying the Company within ninety (90) days after the occurrence of the act or omission constituting grounds for the Good Reason termination, (B) providing the Company at least thirty (30) days to correct such act or omission and (C) upon the Company’s failure to take such corrective action within such thirty (30)-day period, giving the Company written notice of such Good Reason termination within five (5) business days thereafter, with such Good Reason termination to be effective immediately upon delivery of such notice to the Company. (An Involuntary Termination does not include your termination by reason of death or Permanent Disability.)

(d) The term “Good Reason” means: (1) a material reduction in the annual rate of your base salary or target bonus by the Company, without your written consent, (2) your employment duties or responsibilities are materially diminished by the Company without your written consent, with a change in your duties or responsibilities such that (A) you are no longer serving as the Company’s Chief Executive Officer or, following a “change in control event” (within the meaning of Treasury Regulation 1.409A-3(i)(5), you are not serving as the Chief Executive Officer of the parent or successor entity or (B) the failure of the Company to re-nominate you to serve on the Board to be deemed material for such purpose, or (3) a material change in the geographic location of your place of employment without your written consent, with a relocation of more than fifty (50) miles to be deemed material for purposes of this letter agreement.

(e) The term “Permanent Disability” means your inability to perform the essential functions of your position with or without reasonable accommodation for a period of 120 consecutive days because of your physical or mental impairment.

(f) The term “Cause” means (a) any intentional unauthorized use or disclosure of any confidential information or trade secrets of the Company that is materially detrimental to the Company; (b) conviction of, or a plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State; (c) willful refusal to follow the lawful written instructions of the Board of Directors; (d) any intentional or willful material misconduct or breach of material Company policy by you that is materially detrimental to the Company; (e) a material breach of your fiduciary duties as an officer of the Company; or (f) in connection with your hire by the Company, a material misrepresentation by you regarding your background or credentials. In any situation in which a termination for “Cause” is asserted by the Company, the Company’s Board of Directors shall provide to you in writing its grounds for the belief that a termination for “Cause” exists, and, in the case of (c) above, you shall have not less than 15 business days to cure such breach.

(g) The term “Separation from Service” means your cessation of Employee status and shall be deemed to occur at such time as the level of the bona fide services you are to perform in Employee status (or as a consultant or other independent contractor) permanently decreases to a level that is not more than twenty percent (20%) of the average level of services you rendered in Employee status during the immediately preceding thirty-six (36) months (or such shorter period for which you may have rendered such service). Any such determination as to Separation from Service, however, shall be made in accordance with the applicable standards of the Treasury Regulations issued under Code Section 409A. For purposes of determining whether you have incurred a Separation from Service, you shall be deemed to continue in “Employee” status for so long as you remain in the employ of one or more members of the Employer Group, subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance. “Employer Group” means the Company and any other corporation or business controlled by, controlling or under common control with, the Company as determined in accordance with Sections 414(b) and (c) of the Code and the Treasury Regulations thereunder, except that in applying Sections 1563(a)(1), (2) and (3) for purposes of determining the controlled group of corporations under Section 414(b), the phrase “at least 50 percent” shall be used instead of “at least 80 percent” each place the latter phrase appears in such sections and in applying Section 1.414(c)-2 of the Treasury Regulations for purposes of determining trades or businesses that are under common control for purposes of Section 414(c), the phrase “at least 50 percent” shall be used instead of “at least 80 percent” each place the latter phrase appears in Section 1.414(c)-2 of the Treasury Regulations. In addition to the foregoing, a Separation from Service shall not be deemed to have occurred while you are on a sick leave or other bona fide leave of absence if the period of such leave does not exceed six (6) months or any longer period for which you are provided with a right to reemployment with the Company by either statute or contract; provided, however, that in the event of a leave of absence due to any medically determinable physical or mental impairment that can be expected to result in death or to last for a continuous period of not less than six (6) months and that causes you to be unable to perform your duties as an Employee, no Separation from Service shall be deemed to occur during the first twenty-nine (29) months of such leave. If the period of leave exceeds six (6) months (or twenty-nine (29) months in the event of disability as indicated above) and you are not provided with a right to reemployment by either statute or contract, then you shall be deemed to have Separated from Service on the first day immediately following the expiration of the applicable six (6)-month or twenty-nine (29)-month period.

8. Excise Taxes.

(a) In the event it is determined that any payment or distribution of any type to or for your benefit pursuant to this agreement (the “Total Payments”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are collectively referred to as the “Excise Tax”), then you shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Total Payments.

(b) All determinations as to whether any of the Total Payments are “parachute payments” (within the meaning of Section 280G of the Code), whether a Gross-Up Payment is required, the amount of such Gross-Up Payment, and any amounts relevant to the last sentence of the paragraph above, shall be made by an independent registered public accounting firm mutually agreed upon by you and the Company (the “Accounting Firm”) and retained at the Company’s expense. The Accounting Firm shall not have an ongoing audit or consulting relationship with the Company at the time it is selected. The Accounting Firm shall provide all applicable determinations with respect to any of the Total Payments that become due and payable at the time of the change in control event (the “Change in Control Determination”), together with detailed supporting calculations regarding the amount of the Excise Tax, any required Gross-Up Payment and any other relevant matter, both to the Company and you within ten (10) business days after the effective date of the change in control event or such earlier time as is requested by the Company or you (if you reasonably believe that any of the Total Payments may be subject to the Excise Tax). In addition, the Accounting Firm shall provide all applicable determinations with respect to any of the Total Payments that become due and payable at the time of your Separation from Service (the “Separation from Service Determination”), together with detailed supporting calculations regarding the amount of the Excise Tax, any required Gross-Up Payment and any other relevant matter, both to the Company and you within ten (10) business days after the date of your Separation from Service. The Change in Control and Separation from Service Determinations made by the Accounting Firm shall be binding upon the Company and you. The Gross-Up Payment (if any) determined on the basis of the Change in Control Determination shall be paid to you or on your behalf within five (5) business days after the completion of such Determination or (if later) at the time the related Excise Tax is remitted to the appropriate tax authorities.

(c) Notwithstanding anything to the contrary in the foregoing, any Gross-Up Payments due you under this section shall be subject to the hold-back provisions of Section 9, to the extent those payments relate to any amounts and benefits provided to you that constitute parachute payments attributable to your Separation from Service. In addition, no Gross-Up Payment shall be made later than the end of the calendar year following the calendar year in which the related taxes are remitted to the appropriate tax authorities, or such other specified time or schedule that may be permitted under Section 409A of the Code. To the extent you may become entitled to any reimbursement of expenses incurred at the direction of the Company in connection with any tax audit or litigation addressing the existence or amount of the Excise Tax, such reimbursement shall be paid to you no later than the later of (i) the close of the calendar year in which the Excise Tax that is the subject of such audit or litigation is paid by or on behalf of you or (ii) the end of the sixty (60)-day period measured from such payment date. If no Excise Tax liability is found to be due as a result of such audit or litigation, the reimbursement shall be paid to you no later than the later of (i) the close of the calendar year in which the audit is completed or there is a final and non-appealable settlement or other resolution of the litigation or (ii) the end of the sixty (60)-day period measured from the date the audit is completed or the date the litigation is so settled or resolved.

(d) Notwithstanding the foregoing, the payments to be made by the Company to you or on your behalf pursuant to this Section shall be capped at, and may in no event exceed, $1,500,000.

9. Section 409A.

(a) Notwithstanding any provision to the contrary in this agreement (other than Section 9(b) below), no payments, benefits or reimbursements to which you become entitled under this agreement (other than continued health care coverage during the applicable period of COBRA coverage) shall be made or paid to the you prior to the earlier of (i) the first business day of the seventh month following the date of your Separation from Service or (ii) the date of your death, if (a) you are deemed at the time of such Separation from Service a “specified employee” within the meaning of that term under Section 409A of the Code, (b) the stock of the Corporation or any successor entity is publicly traded on an established market and (c) such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable deferral period, all payments deferred pursuant to this Section 9(a) shall be paid in a lump sum to you, and any remaining payments, benefits or reimbursements due under this agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

If you are at any time during the twelve-month period ending on the last day of any calendar year, deemed to be a “key employee” within the meaning of that term under Code Section 416(i), then you shall be deemed to be a specified employee subject to the delayed payment provisions of this Section 9(a) for the period beginning on the April 1 of the following calendar year and ending on the March 31 of the next year thereafter.

(b) The six month holdback set forth in Section 9(a) shall not be applicable to (i) any salary continuation or severance payments that qualify as Short-Term Deferral Payments and (ii) any remaining portion of such payments paid after your Separation from Service to the extent (A) that the dollar amount of those payments does not exceed two (2) times the lesser of (x) your annualized compensation (based on your annual rate of pay for the calendar year preceding the calendar year of your Separation from Service, adjusted to reflect any increase during that calendar year which was expected to continue indefinitely had your Separation from Service not occurred or (y) the maximum amount of compensation that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your Separation from Service occurs, and (B) such payments are to be made to you no later than the last day of the second calendar year following the calendar year in which the Separation from Service occurs.

(c) To the extent there is any ambiguity as to whether any provision of this agreement would otherwise contravene one or more requirements or limitations of Code Section 409A, such provisions shall be interpreted and applied in a manner that does not result in a violation of the applicable requirements or limitations of Code Section 409A and the Treasury Regulations thereunder.

10. Employment, Confidential Information and Invention Assignment Agreement. As a Company employee, you are expected to abide by the Company’s rules and regulations. You previously signed and are expected to comply with an Employment, Confidential Information and Invention Assignment Agreement (the “Employee NDA”), dated April 6, 2006. The Employee NDA requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information.

11. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company is “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause, subject to the acceleration of vesting and severance pay and benefits in the case of an Involuntary Termination subject to the terms and conditions set forth in this agreement. Any contrary representations that may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term regarding your at-will employment relationship. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a member (other than you) of the Board of Directors of the Company.

12. Outside Activities. While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the prior written consent of the Company. While you render services to the Company, you also will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

13. Withholding Taxes. All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

14. Entire Agreement. This letter agreement supersedes and replaces any prior representations, understandings or agreements, whether oral, written or implied, between you and the Company regarding your employment with the Company, including the Offer Letter, but does not supersede any other agreements between you and the Company, including but not limited to, the Employee NDA, any restricted stock purchase agreement, restricted stock unit agreement, stock option agreement or other equity award agreement entered into pursuant to the Company’s stock plans, except as expressly provided herein. In case of conflict between any of the terms and conditions of this Agreement and the documents herein referred to, the terms and conditions of this Agreement will control.

15. Arbitration. As provided in the Employee NDA, in the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes will be fully and finally resolved by binding arbitration conducted by the American Arbitration Association in San Mateo County, California. However, as also provided in the Employee NDA, we agree that this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company’s trade secrets or proprietary information.

* * * * *

You may indicate your agreement with these terms by signing and dating the enclosed duplicate original of this letter agreement and returning it to me. If you have any questions, please call me.

Very truly yours,

SUPPORT.COM, INC.

By:	/s/ Anne-Marie Eileraas
Anne-Marie Eileraas
SVP, General Counsel and Secretary

I have read and accept this employment offer:

/s/ Josh Pickus
Signature of Josh Pickus

Dated: July 30, 2009